EXECUTIVE EMPLOYMENT AGREEMENT
THIS EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”), dated as of July 23, 2018 (“Effective Date”) is entered into by and among MorphoSys US Inc., a Delaware corporation (the "Company"), and Jennifer Herron ("Employee").
WHEREAS, the Company is a subsidiary of MorphoSys AG, a German corporation (the “Parent Company”);
WHEREAS, the Company wishes to offer the Employee employment according to the following terms and conditions;
WHEREAS, Employee wishes to accept employment with the Company on such terms; and
WHEREAS, Employee and the Company (collectively hereafter, the “Parties”) intend that this Agreement shall be and is the sole agreement between them concerning the employment of Employee, and the terms and conditions of such employment.
NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the Company and Employee agree as follows:
1.	Employment, Duties and Acceptance.
1.1          Title/Position.  The Company hereby employs Employee to render full-time services to the Company, responsible for global commercial operations and all United States operations, and to perform such other duties as the Company shall reasonably direct Employee to perform.  Employee shall be President of the Company and shall have the title Executive Vice President, Global Commercial.  As President of the Company, Employee shall have full power and authority to manage and conduct the business of the Company in accordance with the Company’s Bylaws, subject to the review and direction of the Company’s Board of Directors (the “Board”) or its designee.  Unless otherwise notified in writing by the Company, Employee shall report to the Chairman of the Board or its designee.  As Executive Vice President, Global Commercial, Employee shall be principally responsible for all global commercial business activities of both the Company and Parent Company.
1.2          Duties of Employee.  Employee shall devote substantially all of Employee’s full business time and attention to the performance of Employee’s duties hereunder.  Employee shall faithfully and to the best of Employee’s abilities and experience perform all duties that may be reasonably required of Employee by this Agreement, in accordance with the standards and ethics of the business in which Company is engaged, and in compliance with any applicable laws and regulations.
1.3          Principal Place of Employment.  Unless otherwise mutually agreed in writing by the Parties, Employee’s principal place of employment shall be situated at a location in the State of New Jersey as reasonably determined by the Employee with the informed consent of the Board, which shall not be unreasonably withheld.  Employee acknowledges that, from time to time, as may be reasonably required, Employee shall provide services for the Company outside of the State of New Jersey.
1.4          Permitted Activities.  Notwithstanding anything to the contrary herein, it is understood and agreed that Employee may, upon prior written approval by the Board which shall not be unreasonably withheld, engage in certain outside business activities, such as (a) having an academic appointment, or (b)

participating in professional activities, e.g. speaking engagements or corporate directorship (collectively, “Permitted Activities”); provided, however, that such Permitted Activities shall not interfere with Employee’s obligations under this Agreement or present a conflict of interest with Employee’s duties to the Company.
1.5          No Contractual Restrictions.  Employee represents and affirms that, as of the Effective Date, Employee does not have any contractual obligations to any other Person that would prohibit or impede Employee’s ability to perform Employee’s obligations under this Agreement, or that would conflict with the terms of this Agreement, except for any duty against disclosing another Person’s confidential information without authorization.  Employee further acknowledges and understands that the Company has instructed Employee not to bring to the Company or use or disclose in the course of Employee’s employment with the Company, any confidential information belonging to another Person or entity without that Person’s express written authorization.
1.6          Appointment to Company Board of Directors.  During the term of Employee’s employment with the Company as its President, and for so long as Employee is President of the Company, Employee shall be a member of the Company’s Board, unless otherwise reasonably determined by the Company’s stockholder(s) in accordance with its Bylaws.
2.	Term of Employment.
2.1          The initial term of Employee’s employment shall commence on the Effective Date and end on the second (2nd) anniversary thereafter (the “Initial Term”), provided, however, that this Agreement shall automatically be renewed for successive one (1) year terms (each, together with the Initial Term, a “Term”) unless, in each case, sooner terminated pursuant to Section 6.  The date on which the Employee’s employment ends, regardless of the reason for the termination, shall be called the “Termination Date.”
3.	Compensation.
3.1          Base Salary.  As compensation for the services to be rendered by Employee under this Agreement, Company shall pay Employee an annualized base salary at the initial rate of Four Hundred Fifty Thousand Dollars and Zero Cents ($450,000.00) per annum (“Base Salary”), payable in equal installments in accordance with the Company’s customary payroll practices in the ordinary course of Company’s business, with all applicable and necessary payroll withholdings, deductions and taxes deducted as may be required by law or applicable regulation.
3.2          Increase in Salary.  Depending on the Company’s financial condition, Employee may be eligible to receive increases in Employee’s Base Salary each calendar year, by an amount that accounts for change in cost of living and inflation, if any, and Employee may be eligible to receive annual merit increases warranted by Employee’s performance as determined by the Board in its sole, but reasonable, discretion.  The Company, in determining any merit increases in Employee’s Base Salary, shall consider factors including but not limited to: (i) Employee’s attainment of one or more performance objectives or benchmarks; (ii) the Company’s attainment of one or more performance objectives or benchmarks; or (iii) the application of performance factors for the Company and for individual performance. The specific criteria for determining any such merit increases in Employee’s Base Salary shall be mutually determined by and between Employee and the Board or its Chairman by no later than January 31st of the applicable year.  Nothing contained herein shall be deemed to grant Employee any right to future salary increases, except as expressly set forth herein, and a salary increase in one year shall not automatically entitle Employee to salary increases in subsequent years.

3.3          Minimum Annual Base Salary. In no event shall Employee’s annual Base Salary be reduced below the initial Base Salary of Four Hundred Fifty Thousand Dollars and Zero Cents ($450,000.00), unless pursuant to an across-the-board salary reduction affecting other similarly situated senior executive-level employees of Company.
3.4          Annual Bonus.  Employee shall be eligible to receive an annual cash bonus ("Annual Bonus"), in accordance with an annual incentive program applicable generally to executive officers of the Company or any similar bonus plan adopted by the Board.  The target for the Annual Bonus shall be  sixty percent (60%) of Employee’s Base Salary for 100% achievement of performance objectives (or such higher amount for any calendar year as may be determined by the Board, from time to time, but in no event shall the Base Salary used to calculate any bonus payment include the grossed-up salary payment that may be paid in accordance with the Temporary COBRA Reimbursement described in Section 4.2), and shall be payable in full to Employee upon Employee’s attainment of one or more performance objectives or benchmarks determined as set forth below.  In the event Employee does not achieve 100% of Employee’s benchmarks, Employee shall be entitled to receive a prorated amount of the Annual Bonus in relation to the objectives and benchmarks substantially achieved by Employee.  Company, in its sole and unilateral discretion, may elect to pay a greater bonus in any year, based on its assessment of Employee’s individual performance and the Company’s annual financial and operating performance and any other factors the Company may deem appropriate.  Employee’s benchmarks for each calendar year shall be mutually determined by and between Employee and the Company, acting through its Board or its Chairman, by no later than January 31st of the applicable year; provided, however, that for the balance of the year ending December 31, 2018, Employee’s benchmarks for the 2018 calendar year shall be determined by Employee and the Board or its Chairman by no later than Friday, August 24, 2018.  The Annual Bonus, if any, payable to Employee under this Section 3.4 shall be paid on or before March 15th of the year following the calendar year as to which such Annual Bonus relates; provided, however, that it is not required that Employee be employed by the Company on March 15th of the following year to receive payment of the Annual Bonus due to Employee under this Section.  Rather, Employee shall earn and become fully vested in the Annual Bonus, or any prorated portion thereof, based upon the performance objectives or benchmarks achieved by Employee in any calendar year, unless Employee’s employment is terminated by the Company for Cause as defined in Section 6.7 (below); provided that for any partial year(s) of employment, Employee shall only be eligible to receive a prorated Annual Bonus subject to the terms and provisions of this Section 3.4.
3.5          Initial Equity Grant to Employee.  On or as soon as practicable following the Effective Date but no later than [thirty (30)] business days thereafter, including following registration under the Securities Act of 1933 (the “Grant Date”), the Parent Company shall grant to Employee equity in the form of Parent Company (“MOR”) American Depository Shares (“ADS”) in accordance with the terms and conditions set forth herein.  Parent Company shall make such equity grant to Employee with an overall value of One Million, Three Hundred Thousand Dollars and Zero Cents ($1,300,000.00) (the “Initial Equity Grant”), with the number of ADSs to be granted determined by dividing $1,300,000 by the average closing price of MOR ADSs as quoted by the NASDAQ Stock Market LLC on the thirty (30) trading days prior to the Effective Date and rounding down to the nearest whole ADS.  The Initial Equity Grant will be subject to a four (4) year vesting schedule, with 12.5% of the ADSs fully vesting every six (6 months) as of the Effective Date provided that Employee is still employed with the Company on the respective vesting dates.  The Initial Equity Grant and each vesting of such grant shall be subject in all respects to (i) applicable U.S. securities laws and (ii) acceptance by the Bank of New York Mellon, as depositary for the ADSs, of Parent Company ordinary shares underlying such ADSs. For purposes of clarity and subject to the terms set forth in Section 6 below, Employee shall have no claim or right to shares that have not vested as of the date of Employee’s termination from employment.

3.6          Long-Term Incentive Compensation.  Employee shall be eligible to participate in a long-term incentive compensation (“LTIC”) program with an annual grant value of at least Five Hundred Seventy-Five Thousand Dollars and Zero Cents ($575,000.00) (the “LTIC Award”).  Employee shall become eligible to participate in the LTIC program for the first time upon the Parent Company’s regular grant cycle in the calendar year of 2019.  Company, in its sole and unilateral discretion, may elect to pay greater LTIC in any year, based on its assessment of Employee’s individual performance and the Company’s annual, financial and operating performance and any other factors as the Company may deem appropriate.  The annual grants awarded to Employee, which shall be in a form selected by the Board in its discretion, shall vest over four (4) years, and shall only be exercisable after such four (4) year vesting period, and shares underlying the grants (if any) may not be sold or otherwise transferred prior to the vesting date.  Employee’s LTIC Award otherwise shall be subject to (i) applicable U.S. securities laws, and (ii) the terms and conditions of the applicable LTIC program and the applicable award agreement thereunder.
4.	Benefits.
4.1          Benefits Available to Employee. Employee and Employee’s dependents (where applicable) shall be eligible to participate in any additional incentive plans, stock-based compensation plans, bonus plans, deferred or extra compensation plans, pensions, 401(k) or similar retirement plans, insurance plans, group insurance plans, including but not limited to health/medical, dental, life, and short-term and long-term disability, paid time off, wellness, and any other so-called “fringe” benefits, which the Company customarily provides for its senior executives from time to time.  The terms of any such additional or “fringe” benefits shall be governed and controlled by the applicable plan documents and Company policies and procedures in effect from time to time.  To the extent a conflict exists between the terms of this Agreement and any such plan, the plan document shall control.
4.2          Temporary COBRA Reimbursement.  Until the Company establishes its own health insurance plan, to ensure Employee may continue to receive Employee’s current health insurance benefits through COBRA as provided by Employee’s prior employer, the Company shall either: (i) enter into a qualified reimbursement plan for small employers or, in the alternative, shall make suitable arrangements, as mutually agreed by the Parties, to reimburse Employee for an amount equal to the amount of premium currently paid by Employee, on a month-to-month basis, to continue Employee’s health insurance coverage through COBRA; or (ii) appropriately gross-up Employee’s Base Salary to fully reimburse Employee for the amount of premium currently paid by Employee, on a month-to-month basis, to continue Employee’s health insurance coverage through COBRA.  Regardless of whether Employee’s COBRA premium is reimbursed by Company as provided by 4.2(i) or by 4.2(ii), such amount shall be adjusted to account for any income or other taxes Employee may be required to pay on the additional reimbursement income received by Employee.  The COBRA reimbursement benefit made available by way of this Section 4.2 shall commence on the Effective Date of this Agreement and shall remain in full force and effect until the Company has established and implemented its own health/medical insurance plan, at which point this COBRA reimbursement benefit shall cease.
4.3          Business/Travel Expense Reimbursement.  Employee shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Employee in connection with the performance of the Employee’s duties hereunder in accordance with the Company's expense reimbursement policies and procedures in effect from time to time.
4.4          Paid Time Off.  In addition to the Company’s observation of United States Federal Holidays, Employee shall be entitled to take up to thirty (30) days of paid time off (“PTO”) pursuant to Company’s written policies and procedures that may be in effect from time to time.  Additionally, Employee shall be entitled to take a reasonable number of sick days each year as may be required under applicable law.  Except as otherwise provided by applicable law or regulation, under no circumstances shall Employee be entitled to receive a cash payment for any accrued, but unused vacation, personal or sick time, including upon termination of employment.
5.          Conflicting Activities.   During the Term, Employee shall not engage in any activity that (i) conflicts with, appears to conflict with, is detrimental to, or appears to be detrimental to, Company’s best interests, (ii) conflicts with the conduct of Company’s business, or (iii) conflicts with the performance by Employee of Employee’s duties hereunder.
6.	Termination.
6.1          Termination by Consent.  This Agreement may be terminated at any time by mutual agreement of the Parties, expressed in a writing signed by the Parties, with the Company’s only obligation being the payment of (i) any Compensation and Annual Bonus (or prorated amount thereof) due to Employee as of the Termination Date and(ii) the reimbursement of any travel, business or other expenses due to Employee as of the Termination Date.  All incentive compensation and benefits vested as of the Termination Date can be exercised pursuant to the terms and conditions of the underlying benefit plans and programs (with the compensation and benefits identified herein in Section 6.1(i) and (ii) hereafter referred to collectively as the “Earned Compensation”).
6.2          Termination by Death.  Upon the death of Employee, this Agreement shall immediately terminate, and, except as otherwise mutually agreed by the Parties, and except as otherwise required by applicable law or regulations, any and all rights of Employee and Employee’s heirs, executors, administrators, successors and assigns, shall immediately cease, with the Company’s only obligation being the payment to Employee of any Earned Compensation. All incentive compensation and benefits can be exercised by Employee’s heirs pursuant to the terms and conditions of the underlying benefit plans and programs.
6.3          Termination by Disability.  This Agreement shall terminate, consistent with applicable laws and regulations, upon the Disability (as defined herein) of Employee. Should Employee’s employment be terminated pursuant to this Section 6.3, Company’s only obligation shall be: (i) the payment to Employee of any Earned Compensation; and (ii) the payment of any amounts due as a result of Employee’s disability under any other agreement between the Company and Employee.  For purposes of this Section 6.3, “Disability” shall mean that Employee, due to physical or mental illness or other condition (whether total or partial), becomes substantially unable to perform the essential functions of Employee’s position, with or without reasonable accommodation, for (x) a period of one-hundred eighty (180) consecutive days, or (y) for shorter periods aggregating one-hundred eighty (180) days during any twelve (12) month period.
6.4          Termination by Employee (Resignation).  Employee may terminate this Agreement upon giving sixty (60) days’ prior written notice (“Termination Notice”) to the Company, with the Company’s only obligation being the payment to Employee of any Earned Compensation and any other amounts due to Employee pursuant to any other agreement between the Parties.  Notwithstanding the foregoing, upon the Company’s receipt of the Termination Notice, the Company, in its sole discretion, may elect to pay Employee the amounts specified above, except to the extent any such payment would violate applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and upon such payment, Employee shall immediately cease to be employed by the Company.

6.5          Termination by Company Without Cause.  The Company may, in its discretion, terminate this Agreement at any time, without Cause (defined below), upon sixty (60) days prior notice to Employee.
6.5.1          Separation Benefits for Termination Without Cause by the Company.  If the Company terminates this Agreement without Cause pursuant to Section 6.5 above, subject to and in accordance with the terms and conditions of this Section 6.5, the Company shall pay Employee: (a) any Earned Compensation due to Employee as of the Termination Date; (b) as severance, (i) the equivalent of one (1) year of Employee’s then-current Base Salary plus (ii) an amount equal to the Employee’s target Annual Bonus.  All equity awards outstanding, vested and unvested shall immediately vest in full and be deemed earned as of the Termination Date and can be exercised pursuant to the terms and conditions of the underlying programs.; In order to receive the severance pay or other separation benefits, Employee must execute a separation agreement containing a full waiver and general release in favor of the Company and its Affiliates (the “Separation Agreement”).
6.5.2          Payment of Separation Benefits.  Except as otherwise required by law, or unless otherwise mutually agreed by the Parties, the severance pay referenced in Section 6.5.1(b) shall be paid by the Company to Employee as follows: (a) the amount set forth in 6.5.1(b)(i) shall be paid in equal installments over the course of the severance period in accordance with the Company’s standard payroll practices, and subject to any applicable taxes, withholdings and payroll deductions, beginning on the first regular payroll date following the effective date of the Separation Agreement; (b) the amount set forth in Section 6.5.1(b)(ii) shall be paid when the Annual Bonus payment would have been due for the year in which the termination became effective. Any equity awards can only be exercised pursuant to the terms and payment schedule of the underlying plans and programs.
6.5.3          COBRA Benefits.  In addition to the severance pay pursuant to Section 6.5.1, the Company shall continue to pay its share of the costs for Employee’s coverage under the Company’s group health insurance plan for the duration of the severance period, provided Employee makes an effective COBRA election regarding Employee’s continuation of such group health insurance. If Employee obtains alternate group health insurance benefits during the applicable severance period, Employee shall immediately notify the Company in writing and the Company shall no longer be obligated to pay its share of the costs for continuing Employee’s coverage under the Company’s group health insurance plan.
6.5.4          Accord and Satisfaction for Employee Compensation.  If the Company terminates this Agreement without Cause pursuant to this Section 6.5, pays Employee all Earned Compensation as of the Termination Date, and offers to Employee all applicable severance pay and benefits as required by Sections 6.5.1 through 6.5.3, in the amount and on the terms specified hereinabove (as the case may be) or as may be otherwise agreed upon in writing by the Parties, the Company’s act of doing so shall be in complete accord and satisfaction of any claim that Employee has, or may have, for compensation due from the Company under this Agreement (including, without limitation, bonus(es), if any, due under Section 3.4).
6.5.5          Garden Leave.  Unless otherwise prohibited by law, should the Company terminate Employee’s employment without Cause, the Company may relieve Employee of Employee’s duties effective immediately upon providing notice of termination; provided, however, that Company shall still be obligated to pay Employee’s Base Salary and provide to Employee all benefits Employee was receiving prior to termination, which shall continue for the duration of the sixty (60)-day notice period.
6.6          Termination by Employee for Good Reason.  Employee may terminate Employee’s employment under this Agreement for “Good Reason” if, without the prior consent of Employee, any one or more of the following conditions arise or events occur: (i) the Company requires that Employee relocate to a worksite that would increase Employee’s one-way commuting distance by more than twenty-five (25) miles;

(ii) the Company materially breaches its obligations under this Agreement and has not cured such breach within thirty (30) days after receipt of written notice thereof by Employee; or (iii) the material reduction or diminution of Employee’s roles, responsibilities or scope of authority, provided Employee gives written notice to the Company of such material diminution or reduction in role(s), responsibilities or scope of authority, and same is not cured by the Company within thirty (30) days receipt of such notice.
6.6.1          Separation Benefits for Termination for Good Reason.  For purposes of this Agreement, any termination of this Agreement by Employee for Good Reason in accordance with the terms of this Section 6.6 shall constitute a termination of this Agreement by the Company without Cause, for which Employee shall be entitled to all separation benefits and compensation provided by Section 6.5.  For the avoidance of doubt, if Employee terminates this Agreement for Good Reason, then Employee shall be entitled to receive the severance pay and separation benefits set forth in Section 6.5.1 and Section 6.5.3; provided that in order to receive any such severance pay or other separation benefits Employee must execute a Separation Agreement as set forth in Section 6.5.1.
6.6.2          Material Breach Defined.  For purposes of this Agreement, a material breach by the Company of its obligations under this Agreement shall include, without limitation, the Company’s the failure to pay or provide Employee’s Base Salary, Annual Bonus insofar as earned, incentive compensation, equity grants, benefits or any other form of compensation or benefits referenced in Sections 3 and 4 of this Agreement, which are not corrected or cured by the Company within thirty (30) days after receiving written notice from Employee of such breach; provided, however, that across-the-board salary reductions in compensation or benefits affecting similarly situated senior executive-level employees shall not constitute a material breach of this Agreement or Good Reason.
6.6.3          Material Reduction or Diminution upon Change in Control.  The material reduction or diminution of Employee’s role(s), responsibilities or scope of authority resulting from a Change in Control shall not constitute Good Reason so long as the Change in Control results in Employee working for a subsidiary or operating division of a larger organization, and provided that Employee’s role(s), responsibilities and scope of authority within that subsidiary or operating division are consistent with Employee’s role(s), responsibilities and scope of authority with the Company prior to the Change in Control.
6.7          Termination by the Company for Cause.  The Company may terminate this Agreement for Cause effective immediately, with the Company’s only obligation being the payment of the Earned Compensation (which in the event of a “for Cause” termination shall exclude any bonus pay and/or incentive compensation and benefits as may be required pursuant to the underlying benefit plans and programs).  An event of “Cause” shall occur if Employee: (i) materially violates any term of this Agreement or the Confidentiality, Inventions and Restrictive Covenant Agreement; (ii) repeatedly fails to follow reasonable instructions of the Company, is chronically absent from work, fails to perform any reasonably assigned duties after receiving written notice of same from the Company, or willfully violates any written policy of Company provided to Employee; (iii) engages in unprofessional conduct that results in, or reasonably could result in, unfavorable publicity for the Company, or engages in unprofessional conduct inconsistent with Employee’s position with the Company; or (iv) engages in any of the following forms of willful misconduct: (a) conviction of the commission of any felony, or any criminal act involving moral turpitude, or any misdemeanor where imprisonment is imposed; (b) misappropriation, theft or destruction of the Company property; (c) securing or attempting to secure any personal profit in connection with any transaction entered into by or on behalf of the Company; (d) causing substantial material harm to the Company as a result of Employee’s malfeasance, gross negligence or reckless disregard of Employee’s duties and responsibilities under this Agreement; (e)

falsification of any business record of the Company; (f) any material act of fraud or dishonesty within the scope of, or relating to, Employee’s employment by Company; (g) commission of any crime relating to Employee’s employment with the Company; (f) violation of any applicable law or regulation related to the business of the Company.
6.7.1          Material Harm Defined.  For the purposes of this Section 6.7, the term “Material Harm” shall mean any material injury to the economic well-being, ethical welfare or goodwill of the Company or its Affiliates.
6.7.2          Employee Opportunity to Cure.  If the conduct constituting Cause arises under Section 6.7(ii), the Company shall provide to Employee written notice and opportunity to cure and Employee shall have thirty (30) days to cure or remedy such failure or breach, in which event Employee’s employment shall not be terminated.  If the conduct constituting Cause arises under Section 6.7(i) or (iii), and such conduct is susceptible to correction or cure, then, prior to terminating this Agreement, the Company shall provide to Employee written notice and opportunity to cure and Employee shall have thirty (30) days to cure or remedy such failure or breach, in which event Employee’s employment shall not be terminated.  If, however, the conduct constituting Cause under Section 6.7(i) or (iii) is not susceptible to correction or cure as reasonably determined by the Company in its sole discretion, Employee’s employment shall terminate immediately upon such written notice by the Company.
6.8          Termination in the Event of a Change in Control.  In the event of a consummation of a Change in Control of the Company, and if, upon such occurrence, or within the period of six (6) months following such occurrence, or within three (3) months prior to and in anticipation of such occurrence, (i) the Company terminates Employee’s employment without Cause or Employee resigns for Good Reason, and (ii) Employee executes a Separation Agreement consistent with Section 6.5.1, then, subject to compliance with this Agreement and the Separation Agreement, the following shall occur: (a) the Company shall pay to Employee an amount equal to any earned and accrued but unpaid bonus(es) and incentive compensation for the fiscal year for which same has not been paid, plus  two (2) times Employee’s then-current Base Salary, plus an amount equal to the target Annual Bonus paid to Employee; and (b) all equity grants and performance shares under any long-term incentive program granted as compensation then held by the Employee as of the Termination Date shall become fully vested irrespective of the applicable vesting periods of the governing participation plan and/or will be allocated in accordance with the respective provisions of such participation plan.  Company shall continue to pay its share of the costs for Employee’s coverage under the Company’s group health insurance plan for a period of twenty-four (24) months (the “Change in Control Severance Period”), provided Employee makes an effective COBRA election regarding group health insurance.  All monetary payments required to be paid by Company as referenced in this Section 6.8 shall be paid to Employee by way of one lump sum payment on the first regularly scheduled payroll following the effective date of the Separation Agreement. If Employee obtains alternate group health insurance benefits during the Change in Control Severance Period, Employee shall immediately notify Company in writing and Company shall no longer be obligated to pay its share of the costs for continuing Employee’s coverage under the Company’s group health insurance plan.
7.            Confidentiality.   Employee acknowledges and agrees that Employee must abide by the terms of the Confidentiality, Inventions and Restrictive Covenants Agreement annexed hereto as Exhibit “A.”

8.	Indemnification.

8.1          Indemnification of Employee by MorphoSys Group.  The Company, Parent Company and their Affiliates (hereinafter, the “MorphoSys Group”) shall indemnify Employee and hold Employee harmless, to the maximum extent permitted by applicable law, from and against any and all claims, costs, losses, liabilities, charges, damages and expenses (including but not limited to attorneys’ fees and costs of suit) that Employee incurs, or may incur, in connection with or as a result of any act performed by Employee within the scope of Employee’s employment or in furtherance of Employee’s duties and obligations under this Agreement, with respect to any MorphoSys Group matters, except for any claims or losses arising from any willful misconduct or fraud of Employee, or Employee’s willful breach of this Agreement.
8.1.1          Company shall provide at its expense, subject to its availability upon reasonable terms, directors and officers liability insurance for Employee, for which Employee shall be named as an “additional insured,” either specifically or in Employee’s capacity as President and member of the Board.  The Company, in its sole discretion, shall determine (i) the availability of insurance upon reasonable terms, and (ii) the amount of such insurance coverage.
8.1.2          Employee shall not, by virtue of Employee’s status as President of Company or appointment to the Company’s Board, or otherwise, be liable for any debts, obligations or liabilities of Company, nor shall Employee be liable, responsible or accountable in damages or otherwise to Company for any act performed by Employee within the scope of the authority and responsibilities conferred on Employee by this Agreement.
8.1.3          The rights of indemnification set forth in this Agreement are in addition to all rights to which the Employee may be entitled to receive as a matter of law and shall survive the termination of this Agreement (even if Employee has ceased being an employee of Company or a member of its Board) and shall insure to the benefit of Employee and any heirs, personal representatives, successors and assigns of Employee.
8.2          Indemnification of MorphoSys Indemnified Parties by Employee.  In the event that the MorphoSys Group (in addition to any of its officers, directors, members, owners, employees and/or agents) (collectively, the “MorphoSys Indemnified Parties”) becomes a party to any legal proceeding, action or claim, or incurs costs or suffers damages as a result of Employee’s fraud, willful misconduct or breach of this Agreement, Employee hereby acknowledges and agrees to indemnify and hold harmless the MorphoSys Indemnified Parties from and against any and all obligations, liabilities, judgments, claims, actions and proceedings, settlements, awards, attorneys’ fees, expenses and costs, to the extent same exceed or are not covered by any applicable liability insurance (or other form of insurance policy or other insurance coverage, including but not limited to general liability insurance or errors and omissions insurance coverage) maintained by Company.
9.            Notices. All notices, requests, consents, demands, and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if sent by facsimile (delivery confirmed by such service), private overnight mail service (delivery confirmed by such service), registered or certified mail (return receipt requested), electronic mail (upon confirmation of receipt) or delivered personally, as follows (or to such other address as either party shall designate by notice in writing to the other in accordance herewith):
If to the Company:
E-mail: simon.moroney@morphosys.com

Fax: +49 89 899275311
Attn:  Chairman of the Board of Directors

with a copy to:

MorphoSys AG
Semmelweisstr. 7
82152 Planegg, Germany
E-mail: charlotte.lohmann@morphosys.com
Fax: +49 89 8992753720
Attn:  General Counsel

If to the Employee:
The mailing and e-mail address on record as delivered by Employee to and acknowledged by the General Counsel of MorphoSys AG.
10.	Taxation; Section 409A.
10.1          Notwithstanding any other provision to the contrary, the Parties agree that amounts payable under the Agreement shall be interpreted to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder ("Section 409A") consistent with the intentions set forth in this Section 10.
10.2          Salary continuation payments that may become payable under Section 3 or Section 6 are intended to be exempt from Section 409A to the maximum extent permitted under (a) the “short-term deferral” rule set forth in Section I .409A-l (b)(4) of the Treasury Regulations (to the extent of such payments made from the Termination Date, as the case may be, through March 14th of the calendar year following such separation) and (b) the “separation pay due to involuntary separation from service” rule set forth in Section 1.409A--l (b)(9)(iii) of the Treasury Regulations (to the extent that such payments made after said March 14th). For purposes of the Agreement, each payable and benefit payable hereunder is intended to constitute a separate payment for purposes of Section I .409A-2(b)(2) of the Treasury Regulations.
10.3          Continued Company-paid COBRA benefits described in Section 6 are intended to be exempt from Section 409A under either the welfare benefits exception set forth in Section I.409A-l(a)(5) of the Treasury Regulations (if COBRA premium payments are not taxable to the Employee) or the limited payments exception set forth in Section I.409A-l (b)(9)(v)(D) of the Treasury Regulations (if COBRA premium payments are taxable to the Employee).
10.4          All expenses or other reimbursements as provided under the Agreement shall be payable in accordance with the Company’s policies in effect from time to time, but in any event shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the Employee.  No reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year and the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchanged for another benefit.

10.5          If Employee is considered by the Company to be a “specified employee” (within the meaning of Section 409A) upon separation from service and any payment or the provision of any benefit under the Agreement or otherwise that is payable upon separation from service is determined to be nonqualified deferred compensation subject to Section 409A after giving full effect to the intentions set forth in this Section 10, then any such payment or benefit shall not commence until the earlier of (i) the first payroll period commencing during the seventh month immediately following the date of such separation from service, and (ii) the date of Employee’s death (the "Delay Period").  Upon the expiration of the Delay Period, all payments and benefits delayed hereunder (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum, and any remaining payments and benefits due under the Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.
10.6          All payments and benefits that are payable upon the termination of the Employee’s employment hereunder shall be paid or provided only upon the Employee’s “separation from service” from the Company within the meaning of Section 409A (determined after applying the presumptions set forth in Section 1.409A1 of the Treasury Regulations).
11.	Section 280G. 3
11.1          Employee shall bear all expense of, and be solely responsible for, all federal, state, local or foreign taxes due with respect to any payment received under the Agreement, including, without limitation, any excise tax imposed by Section 4999 of the Code (the “Excise Tax”); provided, however, that any payment or benefit received or to be received by the Employee in connection with a Change in Control or the termination of employment (whether payable under the terms of the Agreement or any other plan, arrangement or agreement with the Company or an Affiliate (collectively, the “Payments”) that would constitute a “parachute payment” within the meaning of Section 280G of the Code, shall be reduced to the extent necessary so that no portion thereof shall be subject to the Excise Tax but only if, by reason of such reduction, the net after-tax benefit received by the Employee shall exceed the net after-tax benefit that would be received by the Employee if no such reduction was made. For purposes of this Section 11:
(i)          The “net after-tax benefit” shall mean (i) the Payments which the Employee receives or is then entitled to receive from the Company or its Affiliates that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income and employment taxes payable by the Employee with respect to the foregoing calculated at the highest marginal income tax rate for each year in which the foregoing shall be paid to the Employee (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of Excise Tax imposed with respect to the payments and benefits described in (i) above.
(ii)          All determinations under this Section 11 will be made by an accounting firm or law firm that is selected for this purpose by the Company prior to the Change in Control (the “280G Firm”).  All fees and expenses of the 280G Firm shall be borne by the Company.  Company will direct the 280G Firm to submit any determination it makes under this Section 11 and detailed supporting calculations to both the Employee and the Company as soon as reasonably practicable.
(iii)          If the 280G Firm determines that one or more reductions are required under Section 11, the 280G Firm shall also determine which Payments shall be reduced (first from cash payments and then from non-cash benefits) to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code, and the Company shall pay such reduced amount to the Employee. The 280G Firm shall make reductions required under this Section 11 in a manner that maximizes the net after-tax amount payable to the Employee.
(iv)          As a result of the uncertainty in the application of Section 280G at the time that the 280G Firm makes its determinations under this Section 11, it is possible that amounts will have been paid or distributed to the Employee that should not have been paid or distributed (collectively, the "Overpayments"), or that additional amounts should be paid or distributed to the Employee (collectively, the "Underpayments"). If the 280G Firm determines, based on either the assertion of a deficiency by the Internal Revenue Service against the Company or the Employee, which assertion the 280G Firm believes has a high probability of success or controlling precedent or substantial authority, that an Overpayment has been made, the Employee must repay to the Company, without interest; provided, however, that no loan will be deemed to have been made and no amount will be payable by the Employee to the Company unless, and then only to the extent that, the deemed loan and payment would either reduce the amount on which the Employee is subject to tax under Section 4999 of the Code or generate a refund of tax imposed under Section 4999 of the Code. If the 280G determines, based upon controlling precedent or substantial authority, that an Underpayment has occurred, the 280G Firm will notify the Employee and the Company of that determination, and the Company will promptly pay the amount of that Underpayment to the Employee.
(v)          The Parties will provide the 280G Firm access to and copies of any books, records, and documents in their possession as reasonably requested by the 280G Firm, and otherwise reasonably cooperate with the 280G Firm in connection with the preparation and issuance of the determinations and calculations contemplated by this Section 11.
12.	Definitions.
12.1          As used herein, the following terms have the following meaning:
(i)          "Affiliate" means and includes any person controlling, controlled by, or under shared or common control with the Person in question.
(ii)          "Change in Control" means the occurrence of any of the following events: (i) if any Person becomes the "Beneficial Owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities (excluding for this purpose the Parent Company or its Affiliates or any employee benefit plan of the Parent Company or its Affiliates); (ii) a merger or consolidation of the Company, whether or not approved by the Company's Board, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation; or (iii) the sale or disposition by the Company of all or substantially all of the Company’s assets in a transaction requiring stockholder approval.
(iii)          "Person" means any natural person, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental body or other entity.
(iv)          “Subsidiary" means any corporation or other business entity directly or indirectly owned or controlled by the corporation in question.
13.	General.
13.1          Work Authorization.  Employee shall provide to the Company necessary documents required by Form I-9 to confirm Employee is authorized to work in the United States so that, within three (3) business days of the Effective Date of this Agreement, the Company can have a completed Form I-9 for Employee.
13.2          Background Check.  Given the nature of the Company’s business, Employee’s offer of employment and continued employment with the Company may be contingent upon the results of a background check, which may include Employee’s education, prior employment, criminal record, and any other background facts that the Company may deem relevant, in the Company’s sole but reasonable discretion.
13.3          Governing Law; Venue.  This Agreement shall be governed by the laws of the State of New Jersey without giving effect to the principles of conflict of laws thereof.  All disputes arising out of or in connection with this Agreement shall be submitted and subject to the exclusive jurisdiction of the federal or state courts of competent jurisdiction located in the State of New Jersey.  The Parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder, and shall not assert any defense based on lack of jurisdiction, venue or based upon forum non conveniens.  EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
13.4          Construction.  Headings in this Agreement are for convenience only and shall not control the meaning of this Agreement.  The words “this Agreement,” “hereby,” “hereof,” “herein,” “hereunder,” and comparable words refer to all of this Agreement, and not to any particular Section, subsection, preamble, recital, or other subdivision of this Agreement.  Whenever applicable, masculine and neutral pronouns shall apply equally to the feminine genders; the singular shall include the plural and the plural shall include the singular.  The Parties have reviewed and understand this Agreement, and each has had a full opportunity to negotiate the Agreement’s terms and to consult with counsel of their own choosing.  Therefore, the Parties expressly waive all applicable common law and statutory rules of construction that any provision of this Agreement should be construed against the Agreement’s drafter, and hereby agree that this Agreement shall be construed as a whole, according to the fair meaning of the language used.

13.5          Entire Agreement.  This Agreement, along with any attached exhibits, sets forth the entire understanding and agreement of the Parties relating to the subject matter hereof, and supersedes all prior negotiations, agreements, arrangements and understandings, written or oral, relating to the subject matter hereof.  Neither party has made any representation, promise or inducement that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
13.6          Successors and Assigns.  The provisions hereof shall inure to the benefit of, and be binding upon and assignable to, successors of the Company by way of merger, consolidation or sale.  Employee may not assign or delegate to any third person Employee’s obligations under this Agreement.  The rights and benefits of the Employee under this Agreement are personal to the Employee and, except as otherwise provided specifically herein, no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer.  Company shall require any successor to all or substantially all of the business and/or assets of the Company (whether direct or indirect, by purchase, merger, consolidation or otherwise) to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform it if no such succession had taken place.  As used in this Agreement, the term “Company” shall mean both the Company as defined above and any such successor that assumes and agrees to perform this Agreement, by operation of law or otherwise.
13.7          Modification; Waiver.  No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Employee and by a duly authorized officer of the Company (other than the Employee). No waiver by either of the Parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the Parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege
13.8          Severability.  Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the Parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the Parties as embodied herein to the maximum extent permitted by law. The Parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.
13.9          Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. [Delivery of an executed counterpart, by facsimile, electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, has the same effect as delivery of an executed original of this Agreement.
13.10          Authority/Execution.  Each signatory to this Agreement represents and warrants that he or she possesses the necessary authority and capacity to act for, sign and bind the respective person, party or entity on whose behalf he or she is signing.
13.11          Reimbursement for Legal Expenses.  Company hereby agrees to reimburse Employee’s reasonable legal expenses incurred in conjunction with the preparation, drafting and finalization of this Agreement up to an amount of Ten Thousand Dollars and Zero Cents ($10,000.00), which reimbursement shall be provided by Company to Employee within thirty (30) days receipt by the Company of Employee’s request for reimbursement.
13.12          Legal Compliance.  Employee authorizes the MorphoSys Group to disclose, at its determination, this Agreement and any other agreement Employee may enter into with any member of the MorphoSys Group for purposes of compliance with U.S. laws and regulations to which the MorphoSys Group may be subject, including without limitation, the Securities Exchange Act of 1934 and the Federal Food, Drug, and Cosmetic Act, and the rules and regulations respectively promulgated thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

EMPLOYEE
/s/ Jennifer Lyn Herron
Jennifer Lyn Herron

COMPANY
/s/ Simon Moroney
MorphoSys US Inc.
Simon Moroney
Chairman, Board of Directors

/s/ Jens Holstein
MorphoSys US Inc.
Jens Holstein
Member, Board of Directors